

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 7, 2009

<u>VIA U.S. MAIL</u>

Mr. Steven M. VanDick
Chief Financial Officer
Hansen Medical, Inc.
800 East Middlefield Road
Mountain View, California 94043

> **Re: Hansen Medical, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 001-33151**

Dear Mr. VanDick:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant